Filed pursuant to Rule 433
Registration Statement No. 333-158199-1
February 8, 2010

CREDIT SUISSE

Liquidity
Transparency
Diversification

Credit Suisse Long/Short Liquid Index (Net) ETN

Credit Suisse Long/Short Liquid Index Exchange Traded Notes (the "ETNs") are senior, unsecured debt securities issued by Credit Suisse AG, acting through its Nassau Branch that are linked to the total return of a market index. Investors can trade the ETNs on an exchange at market price. The ETNs are designed to provide investors with the returns of the Long/Short Equity strategy represented by the Credit Suisse Long/Short Liquid Index (Net) (the "CS L/S Liquid Index" or the "Index"), an index which is calculated intraday and reflects the return of a dynamic basket of liquid, investable market factors selected and weighted in accordance with an algorithm that aims to correlate to the historical performance of the Credit Suisse/Tremont Long/Short Equity Hedge Fund Index (the "CS Tremont L/S Index").

Note Details

Ticker	CSLS
Intraday indicative value ticker	CSLS.IV
Bloomberg index ticker	CSLABLN
CUSIP	22542D878
Primary Exchange	NYSE Arca
ETN Annual Investor Fee	0.45%
Inception date	February 12, 2010
Index	Credit Suisse Long/Short Liquid Index (Net)*

* Index performance is reported net of a 0.50% index calculation fee

Long/Short Equity Sector Focus

As of December 31, 2009, the Long/Short Equity sector represented 23.0% of the Credit Suisse Tremont Hedge Fund Index

Long/Short Equity is the strategy with the largest allocation in many investors' hedge fund portfolios and as such, is the area where they can benefit most from the ability to create additional liquidity

Long/Short Equity is one of the most established and well understood hedge fund strategies with managers having similar investment universe and investment objectives

Index Performance Characteristics (Including Hypothetical Performance) (Jan 1, 1998 – Dec 31, 2009)

	Hypothetical CS L/S Liquid Index (Net)	CS Tremont L/S Index
Annualized Return	8.93%	9.54%
1 Month	1.19%	1.69%
1 Year rolling	13.12%	19.46%
3 Year rolling (Annualized)	1.17%	2.90%
5 Year rolling (Annualized)	5.79%	6.45%
10 Year rolling (Annualized)	5.89%	5.64%
YTD	13.12%	19.46%
Annualized Volatility	11.21%	10.54%
Sharpe Ratio*	0.50	0.59
Cumulative Return	179.14%	198.57%
Correlation to CS Tremont L/S Index	0.87	1.00


250%
200%
150%
100%
50%
0%
-50%
Jan-98
Jan-00
Jan-02
Jan-04
Jan-06
Jan-08
Hypothetical CS L/S Liquid Index (Net)
CS Tremont L/S Index

The above chart represents the cumulative returns of the net version of the CS L/S Liquid Index compared to the performance of the CS Tremont L/S Index. The chart sets forth the hypothetical performance of the net version of the Index from January 1, 1998 through October 16, 2009 and actual historical performance of this version of the Index from October 17, 2009 through December 31, 2009. Historical performance is not indicative of future performance. The net version of the CS L/S Liquid Index includes 0.5% p.a. of index calculation fees.

Sources: Credit Suisse Alternative Capital, Inc., Credit Suisse Tremont Index LLC, Bloomberg. All data was obtained from publicly available information, internally developed data and other third party sources believed to be reliable. Credit Suisse AG ("Credit Suisse") has not sought to independently verify information obtained from public and third party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information. Indexes are unmanaged, assume reinvestment of dividends or interest and do not reflect the deduction of fees and expenses. Investors cannot invest directly in an index. **Past performance is not a guarantee or indicator of future results.**

Credit Suisse Long/Short Liquid Index ETN

Long/Short Liquid Index Overview

- The Credit Suisse Long/Short Liquid Index (Net) seeks to correlate to the historical performance of the Credit Suisse/Tremont Long/Short Equity Hedge Fund Index by tracking the performance of non-hedgefund, transparent market measures
- The algorithm determines the appropriate market factors and weightings employed by the Index and has been developed by an index committee taking into consideration extensive quantitative research
- The Index is calculated by NYSE Arca, Inc. and benefits from objective and transparent rules-based construction

Index Composition (Including Hypothetical Composition) (Jan 1, 1998 – Dec 31, 2009)



1.2
1
0.8
0.6
0.4
0.2
0
-0.2
-0.4
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
S&P 500
Russell 2000
MSCI EAFE
NASDAQ 100
MSCI EM
Russell 2000 Value
Russell 2000 Growth
High Price Momentum
Low Price Momentum
S&P Sectors

The above chart shows the monthly factor exposures of the CS L/S Liquid Index aggregated to an annual summary level. The chart sets forth the hypothetical exposures of the net version of the Index from January 1, 1998 through October 16, 2009 and actual historical exposures of this version of the Index from October 17, 2009 through December 31, 2009. Bars represented above zero on the y-axis indicate a long exposure to those factors and bars below zero represent aggregate short exposure to the factors.

Risks

- There is currently no secondary market for the ETNs. Although we intend to list the ETNs on NYSE Arca under the symbol "CSLS", a trading market for the ETNs may not develop. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the ETNs. In addition, no assurances can be given as to the approval of the ETNs for listing or, if listed, the continuation of the listing during the term of the ETNs. We are not required to maintain any listing of the ETNs on NYSE Arca or any other exchange or quotation system.
- Although the return on the ETNs will be based on the performance of the CS L/S Liquid Index, the payment of any amount due on the ETNs, including any payment at maturity, is subject to the credit risk of Credit Suisse. Investors are dependant on Credit Suisse's ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market's view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.
- While the CS L/S Liquid Index aims to replicate the performance of the CS Tremont L/S Index by tracking the performance of non-hedge fund, transparent market measures, the CS Tremont L/S Index tracks a variety of investments many of which are not transparent.
- The performance of the CS L/S Liquid Index may not correlate with the performance of the CS Tremont L/S Index and there is no assurance that the strategy on which the Index is based will be successful.
- Investments linked to the CS L/S Liquid Index are exposed to different fees which may negatively impact the return on such investments.
- Each investment has unique risks and you should become familiar with these risks prior to making your investment decision.

For Additional Information

Toll Free	+1 888 537 4898
Email	ir.betastrategies@credit-suisse.com
Website	www.credit-suisse.com/notes
Bloomberg	ILAB<Go>

Credit Suisse AG ("Credit Suisse") has filed a registration statement (including underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the Term Sheet dated February 5, 2010, the Underlying Supplement dated September 14, 2009, the Prospectus Supplement dated March 25, 2009, and Prospectus dated March 25, 2009, to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable term sheet, applicable underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.